Exhibit (a)(6)


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August 31, 1998

                 TO:  OXFORD RESIDENTIAL PROPERTIES I LTD PARTNERS

            SUBJECT:  EXTENDED OFFER!  NOW EXPIRES SEPTEMBER 30, 1998

          WE WILL PURCHASE YOUR PARTNERSHIP INTERESTS FOR $425 PER UNIT

Dear Fellow Limited Partner:

         As you are aware, the Purchasers had previously filed an offer to purchase your units for $425 which was to expire this day, August 31st, 1998. To date, we have received the tender of 95 units. We are surprised at the low volume of responses given the fact that our offer represents the highest price publicly offered to investors and that 20% of the partnership's units were purchased by an affiliate of the general partner in a prior tender offer at $332 per unit. In addition, we are concerned that some of the information provided by the general partner may create an inaccurate impression of our offer, and we would like to respond.

         MPI believes that now may be the right time for some partners to sell their units. While the Purchasers' offer inherently implies that they believe that the unit net asset value is in excess of its purchase price, its outlook from this point forward may be very different than that of an original investor. Distributions to date have totaled $223 per Unit, which equates to an average annual return of only 1.7%, and are expected to be paid at a rate of 3% per year according to the General Partner. In addition, the MPI offer represents a guaranteed cash payment now, which provides cash that can be reinvested by the seller in the investment vehicle of his choice. There has been only a vague suggestion that the partnership will wind up or that any significant capital payout is likely to occur in the near term.

In its response to the Offer, the general partner said (in question #19):

         1. "that the MacKenzie offer is too low," yet the offer represents a 28% premium over the price at which an affiliate of the general partner purchased 20% of the units in the partnership.

         2. "that you are likely to receive a better return if you hold," yet the general partner is unwilling to provide any information to support this contention. Although the prospect of a possible refinancing is mentioned, "ORP does not engage in annual valuations of its assets...because there is no business need for such valuations except in the context of periodic refinancings of ORP's debt. Accordingly, the MGP has not published a specific net asset value." If a refinancing was imminent, based on this statement of the MGP, it would seem that appraisals would have been made and should be available. In addition, ORP completed a refinancing in 1994 without making any sort of distribution therefrom.

         3. "that if you wish to sell your units, you may receive a better price in the secondary market," yet the Purchasers dispute this contention. Although the anecdotal market transaction figures reported by the general partner were at slightly higher prices than for units traded in the past, the Purchasers believe, based upon our experience in secondary market transactions, these are not the net prices sellers have received after payment of all transaction costs. A typical secondary market trade involves buying a unit on auction


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at a starting  price that is adjusted up from what the seller was actually  paid to include a commission and a transfer fee. In general, reported trading prices can be at least 10% in excess of what a seller was paid. Furthermore, as the
General  Partner  itself  stated,  it  can  provide  "no  assurance  .....  that
(secondary market buyers) are trading Units at any particular time," nor can the General Partner provide any assurance as to the actual secondary market prices that might be available.

         4. "that you may also wish to make an offer to ORP, which is willing to consider offers to sell units. It is anticipated that ORP would respond quickly to any such offers and, if accepted, ORP would close immediately." The Purchasers believe, frankly, that this solicitation of an 'offer' is unfair and possibly misleading to investors. MPI has gone to considerable effort and expense to make a firm and binding offer, to disclose its valuations, its financial situation and its intentions regarding its Offer, and has offered withdrawal rights and pro ration rights, in compliance with SEC regulations. Meanwhile, the general partner, though uniquely positioned to disclose material information about the partnership and its assets, has refused to give any more than vague references and suggestions regarding value. Thus, the General Partner leaves its fellow partners without information regarding values and its estimate of the partnership's potential for the future and other more detailed information it would presumably disclose were it to make a firm offer for Units. The General Partner recommends against accepting the Purchasers' offer and, based upon information available only to the general partner, insinuates, without any commitment or the protections that a filed offer might provide, that the general partner "may" pay more, and on better terms, than the Purchasers.

         The Purchasers urge you to carefully review your present situation to see if it doesn't make sense for you to accept the Offer. Understand that the Purchasers intend to make money by virtue of this purchase. But, at the same time, the Purchasers are better prepared to hold the course and are not concerned with the potential long-term wait before the partnership has a final liquidation. We believe that it is significant that the general partner has made no guarantee that the partnership will liquidate by any given date or that there will be any capital distribution at all to investors. Until a final liquidation is completed, partners will have to file tax returns based on K-1 information which can be a very expensive endeavor.

         If you decide that continuing to be subject to the poor performance and risks described here is not economically wise for you, please accept the purchaser's offer as made herewith. After carefully reading the enclosed Offer, if you elect to tender your Units, telecopy and/or mail (using the enclosed pre-addressed, postage paid envelope) a duly completed and executed copy of the light blue Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depository for the Offer at:

                            MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

If you have any questions or need assistance, please call the Depository at
(800) 854-8357.

             This Offer expires (unless extended) September 30, 1998